FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to theregistrant in connection with Rule 12g3-2(b): 82- _______

Royal Dutch Shell

Summary unaudited results

FIRST QUARTER	$ million
	2006	2005	%

Income attributable to shareholders [1]	6,893	6,675	+3
Estimated current cost of supplies (CCS) adjustment for Oil Products and Chemicals - see note 2	805	1,220
CCS earnings [1]	6,088	5,455	+12

Cash from operating activities	7,824	8,680
Cash from operating activities excluding net working capital movements and taxation paid/accrued - see note 7	9,183	9,107
Capital investment	4,230	3,240

Upstream production (thousand boe/d) [2]	3,746	3,847	-3

[1] including discontinued operations – see note 3 [2]100% of Shell companies production plus Shell share of production of equity accounted investments

Delivering good results; building the future

  CCS earnings of $6,088 million, up 12%
  First quarter results of $0.94 basic CCS earnings per share, up 15% versus first quarter 2005
  Upstream performance satisfactory, underpinned by oil and gas price increases, LNG earnings and production of 3,746 thousand barrels of oil equivalent (boe) per day, up 1% excluding hurricane and pricing effects
  Downstream earnings robust against moderated market conditions versus first quarter 2005; Chemicals earnings impacted by lower margins
  First quarter dividend of €0.25 per share increased by 9%
  $1.5 billion or 0.7% of Royal Dutch Shell shares bought back for cancellation during the first quarter

Chief Executive Jeroen van der Veer said: “Our overall performance was satisfactory despite a series of operational challenges in the quarter, created by external factors in Nigeria and the Gulf of Mexico. Smooth start-ups in upstream and chemicals, combined with our strengthening portfolio and project progress, underscore our confidence for the future.

We continue to focus on delivery through operational excellence in today’s portfolio, and a disciplined approach to investments in new assets for the coming years.

We are committed to delivering long-term competitive performance, both in terms of profitability, and payout. We have increased our dividend to €0.25 per share, and transacted $1.5 billion of share buy-backs in the quarter.”

Segment earnings

FIRST QUARTER	$ million
	2006	2005	%

Segment earnings
Exploration & Production	3,743	2,955
Gas & Power	765	476
Oil Products (CCS basis)	1,333	1,880
Chemicals (CCS basis)	139	354
Other segments/Corporate	222	(125)
Minority Interest	(114)	(85)

CCS earnings	6,088	5,455	+12

Earnings in the first quarter 2006 reflected the following items, which in aggregate were net gains of $113 million (compared to net gains of $220 million in the first quarter 2005):

  Exploration & Production first quarter 2006 earnings included net gains of $113 million (mainly related to the resolution of contractual issues, partly offset by a $34 million charge related to the mark-to-market valuation of certain UK gas contracts).

First quarter 2005 earnings for Exploration & Production included charges of $41 million; for Gas & Power included net gains of $48 million; for Oil Products included net gains of $427 million and for Chemicals included a $214 million charge. These mainly related to divestments and mark-to-market valuation.

Key features of the first quarter 2006

Basic earnings per share - (see note 8)
  First quarter 2006 basic earnings per share for Royal Dutch Shell (see note 8) were $1.06. First quarter basic CCS earnings per share were $0.94 an increase of 15% compared to the first quarter in 2005.

First quarter 2006 dividend	First quarter 2006 dividends have been announced of €0.25 per share, an increase of 9% compared to the first quarter of 2005.
Reported income	First quarter reported income of $6,893 million was 3% higher than a year ago. The effective tax rate increased and included a higher proportion of Upstream earnings.
CCS earnings - see note 2
  First quarter CCS earnings (i.e. on an estimated current cost of supplies basis for the Oil Products and Chemicals segment earnings) were $6,088 million or 12% higher compared to the first quarter 2005.

ROACE –see note 4	Return on average capital employed (ROACE) on a reported income basis (see note 4) was 25.3% on a rolling four quarter basis in the first quarter 2006 compared to 22.2% in the first quarter 2005.
Upstream EP segment earnings
  Exploration & Production segment earnings of $3,743 million were 27% higher than a year ago ($2,955 million), mainly reflecting strong oil and gas price realisations, partly offset by lower volumes and higher costs.

Production
  First quarter 2006 production was 3,746 thousand boe per day, reflecting the partial shut-in of production in Nigeria due to civil disturbances and production deferred in the Gulf of Mexico as a result of the 2005 hurricanes. Excluding the impacts of the deferred hurricane production and lower entitlements due to higher hydrocarbon prices, production was 1% higher than a year ago. In Nigeria, some 455 thousand boe per day on a 100% basis (Shell share 165 thousand boe per day) remains shut in at the end of the first quarter 2006.

Upstream GP segment earnings
  Gas & Power segment earnings were $765 million compared to $476 million a year ago, and reflected strong LNG results and higher marketing and trading earnings. LNG results benefited from strong prices, LNG marketing activities, increased dividends received and record sales volumes.

Upstream ( unit) earnings
  Upstream Exploration & Production plus Gas & Power segment unit earnings, calculated as segment earnings divided by production for the quarter, are $13.37 per boe, 35% higher than in the same quarter a year ago and higher than the increase in marker crude oil and gas prices.

Downstream OP segment earnings
  Oil Products CCS earnings were $1,333 million compared to $1,880 million a year ago which included net gains of $427 million. Lower refining earnings due to lower margins and reduced utilisation were partly offset by higher income from a positive trading environment and higher marketing earnings.

Downstream Chemicals segment earnings
  Chemicals CCS earnings were $139 million compared to $354 million for the first quarter of 2005, which included $214 million charges related to divested assets. Earnings reflected significantly lower margin realisations.

Cash flow from operations
  Cash flow from operating activities, excluding net working capital movements, taxation and taxation paid, was $9,183 million, compared to $9,107 million a year ago. The share of profit of equity accounted investments was $763 million higher than the dividends received in the first quarter 2006 and impacted this quarter’s cash flow from operating activities.

Gearing and allocation of cash
  Gearing, including other commitments such as operating leases and retirement benefits, and net of cash holdings minus operational cash requirements, was 12.0% versus, on a comparable Royal Dutch Shell basis, 14.7% at the end of the first quarter in 2005. Total cash returned to shareholders was $3.4 billion.

Capital Investment	Capital investment for the first quarter 2006 was $3.8 billion (excluding the minority share of Sakhalin of $0.4 billion).
Buy back	Share purchases for cancellation amounted to $1.5 billion or 0.7% of shares outstanding in the first quarter of 2006

First quarter 2006 investments and portfolio developments

Upstream portfolio developments during the quarter:

Upstream: Exploration & Production; Gas & Power

In Brunei, oil production started from the first well from Phase III of the Champion West field (Shell Share 50%) using Smart Field Technology. Current Brunei Shell Petroleum (BSP) production is around 370 thousand boe per day, and over time, almost a quarter of BSP’s production is expected to come from Champion West.

In Nigeria, the first phase of the deepwater Erha field (Shell share approximately 44%) started up in April 2006, with production to ramp up to 150 thousand boe per day over time.

In Canada, Shell acquired heavy oil acreage with an estimated 30 billion barrels of oil equivalent in place. Shell will evaluate and assess enhanced and new heavy oil technologies to potentially develop these resources.

In Australia, Shell acquired acreage in the Carnarvon Basin through offshore block (WA-374-P) in the Greater Gorgon Area (Shell Share 25%) and in the Browse Basin through the permit area WA-371-P in the Caswell Sub-basin (Shell Share 100%).

In Norway, Shell and Statoil have signed an agreement to work towards developing the world's largest project using carbon dioxide (CO2) for enhanced oil recovery offshore. The concept involves capturing CO2 from power generation and utilising it to enhance oil recovery, resulting in increased energy production.

In India, Shell signed a Memorandum of Understanding (MoU) with Oil and Natural Gas Corporation Ltd (ONGC) covering possible areas of cooperation of upstream and downstream activities in India and internationally.

Also in India, a new technology centre will be opened by Shell in Bangalore in 2006, to be staffed over time by more than 1,000 technical professionals. This centre complements the main existing centres in the USA and Europe and will deliver high-end technical studies, projects and technical services for Shell globally, as well as supporting Shell’s interests in India.

Downstream portfolio developments during the quarter:

Downstream:Oil Products; Chemicals

Shell completed the sale of its Oil Products businesses in Jamaica, Bahamas, Paraguay and Rwanda.

An agreement was signed to acquire Koch Materials China (Hong Kong) Limited, a bitumen manufacturing and marketing business in China. The deal increases Shell’s bitumen production more than doubling the size of Shell’s Bitumen business in China to 6,600 tons per day, representing around 20% of Shell Bitumen global volume.

Also in China, the CNOOC and Shell Petrochemicals Company Limited joint venture (Shell share 50%) started operation of its Nanhai petrochemicals complex in Guangdong. By the end of the first quarter all plants were manufacturing product as per specification and commercial operations began.

Earnings by industry segment

Exploration & Production

FIRST QUARTER	$ million
	2006	2005	%

Segment earnings	3,743	2,955	+27

Crude oil production (thousand b/d)[1]	1,966	2,144	-8
Natural gas production available for sale (million scf/d) [1]	10,324	9,875	+5

Total including oil sands (thousand boe per day) [1]	3,746	3,847	-3

[1]100% of Shell companies production plus Shell share of equity accounted investments.

First quarter segment earnings of $3,743 million were 27% higher than a year ago ($2,955 million), mainly reflecting strong oil and gas price realisations partly offset by lower volumes and higher costs.

Exploration & Production first quarter 2006 earnings included net gains of $113 million versus charges of $41 million a year ago. The net gain in the first quarter of 2006 mainly related to the resolution of contractual issues, partly offset by a $34 million charge related to the mark-to-market valuation of certain UK gas contracts.

Liquids realisations were 31% higher than a year ago, exceeding increases in marker crudes Brent of 30% and WTI of 27%. Outside the USA gas realisations increased by 30% and in the USA gas realisations increased by 40%.

First quarter 2006 production was 3,746 thousand boe per day, reflecting the partial shut-in production in Nigeria due to civil disturbances (a reduction of 110 thousand boe per day Shell share compared to last year) and production deferred in the Gulf of Mexico as a result of the 2005 hurricanes (a reduction of 97 thousand boe per day Shell share compared to last year). Excluding the impacts of the deferred Gulf of Mexico production and lower entitlements due to higher hydrocarbon prices, production was 1% higher than a year ago.

Production included new volumes of 109 thousand boe per day mainly from Bonga (Shell Share 55%) in Nigeria and also from West Salym (Shell Share 50%) in Russia and acquired production Onshore Texas (Shell share 100%) compared to last year.

In Nigeria some 455 thousand boe per day operated production on a 100% basis (Shell share 165 thousand boe per day) remains shut in at the end of the first quarter 2006. The Mars platform in the Gulf of Mexico is expected to start production in May 2006, and reach pre-Katrina rates by the end of June 2006 and ahead of earlier expectations. As a result some 4 million barrels (Shell share) are now expected to be deferred in the Gulf of Mexico in the second quarter 2006.

Gas & Power

FIRST QUARTER	$ million
	2006	2005	%

Segment earnings	765	476	+61

Equity LNG sales volume (million tonnes)	3.00	2.88	+4

First quarter segment earnings were $765 million compared to $476 million a year ago. Earnings in 2005 included net gains of $48 million mainly related to asset divestments. Excluding these effects, earnings were up 79%, a quarterly record and reflected strong LNG and marketing and trading results.

LNG earnings increased mainly as a result of strong LNG prices, LNG marketing activities and dividends received and also from record LNG sales volumes. LNG volumes of 3 million tonnes were up 4% compared to the first quarter in 2005 due to the start of Trains 4 and 5 at Nigeria LNG (Shell share 26%) and the new Qalhat LNG project in Oman (Shell indirect share 11%), supported by strong demand in Asia Pacific.

Marketing and trading earnings were driven by favourable conditions in Continental European markets and also in the USA, including gas storage optimization and higher prices and volumes.

Oil Products

FIRST QUARTER	$ million
	2006	2005	%

Segment earnings	2,103	3,051	-31

CCS adjustment – see note 2	(770)	(1,171)

Segment CCS earnings	1,333	1,880	-29

Refinery intake (thousand b/d)	3,862	4,057	-5
Oil product sales (thousand b/d) [1]	6,525	7,464	See [1]

[1]Certain contracts are classified as held for trading purposes and reported net rather than gross with effect from Q3 2005. The effect in Q1 2006 is a reduction in total oil products sales of approximately 890 thousand b/d.

First quarter segment earnings were $2,103 million compared to $3,051 million for the same period last year.

First quarter CCS earnings were $1,333 million compared to $1,880 million a year ago which included net gains of $427 million mainly related to divestments. Lower refining earnings due to lower margins and reduced utilisation, were partly offset by higher income from a positive trading environment and higher marketing earnings.

In Manufacturing, Supply and Distribution, refining margins declined in Asia Pacific, Europe and the US West Coast partly offset by higher US Gulf Coast margins. Refinery utilisation on an Equivalent Distillation Capacity basis declined to 77.1% compared to 81.4% in the first quarter of 2005, mainly due to higher levels of planned and unplanned downtime in 2006. Refinery intake declined 4.8% compared to the first quarter of 2005. In Marketing including Lubricants and B2B, earnings increased compared to the same period a year ago. The increase is mainly due to higher margins in Retail, Commercial Fuels and Lubricants. Marketing sales volumes declined 3.6% compared to volumes in the first quarter of 2005 including the impact from divested volumes of 1.4%.

Chemicals

FIRST QUARTER	$ million
	2006	2005	%

Segment earnings	183	449	-59

CCS adjustment – see note 2	(44)	(95)

Segment CCS earnings	139	354	-61

Sales volumes (thousand tonnes)	5,941	5,861	+1

First quarter segment earnings were $183 million compared to $449 million for the same period last year.

First quarter CCS earnings were $139 million compared to $354 million for the first quarter of 2005, which included a charge of $214 million related to divested assets. Earnings declined compared to a year ago mainly due to significantly lower margins as a result of high feedstock cost and start-up cost related to the Nanhai complex in China, partly offset by higher trading earnings.

Operating rates were unchanged at 85% reflecting a reduction in unplanned downtime and higher levels of planned outages. Fixed costs were also in line with last year. Overall sales volumes were 1% higher reflecting lower margin trading volume increases, which more than offset lower sales of first line derivatives.

In the USA ethylene margin realisations for Shell’s oil based feedstock crackers were negatively impacted by market conditions.

Other Industry & Corporate segments

FIRST QUARTER	$ million
	2006	2005

Other Industry segment earnings	(8)	(8)
Corporate segment earnings	230	(117)

Other Industry and Corporate segment earnings	222	(125)

First quarter Other Industry and Corporate segment results were a gain of $222 million compared to a loss of $125 million a year ago and included an improved net interest result from lower debt levels and capitalised interest and favourable results from currency movements.

Note

All amounts shown throughout this report are unaudited.

Second quarter results for 2006 are expected to be announced on July 27, 2006 and third quarter results for 2006 are expected to be announced on October 26, 2006.

In this Report “Group” is defined as Royal Dutch Shell together with all of its consolidated subsidiaries. The expressions “Shell”, “Group”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to the Group or Group companies in general. Likewise, the words “we”, “us” and “our” are also used to refer to Group companies in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The expression “Group companies” as used in this Report refers to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which the Group has significant influence but not control are referred to as “associated companies” or “associates” and companies in which the Group has joint control are referred to as “jointly controlled entities”. In this Report, associates and jointly controlled entities are also referred to as “equity accounted investments”.

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2005 for a description of certain important factors, risks and uncertainties that may affect the Company's businesses.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this announcement, such as "barrels of oil equivalent in place" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575 and disclosure in our Forms 6-K file No 1-32575, available on the SEC’s website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

May 4, 2006

Appendix 1: Royal Dutch Shell financial report and tables

Statement of income (see note 1)

	$ million
	Q1	Q4	Q1
	2006	2005	2005	% [1]

Revenue[2]	75,964	75,496	72,156	+5
Cost of sales	61,922	63,889	58,565
	___________	___________	___________
Gross profit	14,042	11,607	13,591	+3

Selling, distribution and administrative expenses	3,413	4,263	3,539
Exploration expenses	281	502	261
Share of profit of equity accounted investments	1,823	1,389	1,573
Net finance costs and other (income)/expense	(155)	56	70
	___________	___________	___________
Income before taxation	12,326	8,175	11,294	+9

Taxation	5,310	3,572	4,274
	___________	___________	___________
Income from continuing operations	7,016	4,603	7,020

Income/(loss) from discontinued operations	-	-	(214)
	___________	___________	___________
Income for the period	7,016	4,603	6,806	+3

Attributable to minority interest	123	235	131
	___________	___________	___________
Income attributable to shareholders	6,893	4,368	6,675	+3
	___________	___________	___________

[1] Q1 on Q1 change
[2] Revenue is stated after deducting sales taxes, excise duties and similar levies of $16,709 million in Q1 2006, $17,344 million in Q4 2005 and $17,912 million in Q1 2005.

Basic earnings per share (see notes 1 and 8)

	Q1	Q4	Q1
	2006	2005	2005

Earnings per share ($)	1.06	0.67	0.99

CCS earnings per share ($)	0.94	0.82	0.82

Diluted earnings per share (see notes 1 and 8)

	Q1	Q4	Q1
	2006	2005	2005

Earnings per share ($)	1.05	0.66	0.99

CCS earnings per share ($)	0.93	0.82	0.82

Earnings by industry segment (see notes 2 and 5)

	$ million
	Q1	Q4	Q1
	2006	2005	2005	% [1]

Exploration & Production:
World outside USA	2,795	2,836	2,010	+39
USA	948	725	945	-
	___________	___________	___________
	3,743	3,561	2,955	+27
	___________	___________	___________
Gas & Power:
World outside USA	723	465	518	+40
USA	42	65	(42)
	___________	___________	___________
	765	530	476	+61
	___________	___________	___________
Oil Products:
World outside USA	1,071	1,583	1,475	-27
USA	262	315	405	-35
	___________	___________	___________
	1,333	1,898	1,880	-29
	___________	___________	___________
Chemicals:
World outside USA	173	155	249	-31
USA	(34)	(147)	105
	___________	___________	___________
	139	8	354	-61
	___________	___________	___________

Other industry segments	(8)	(110)	(8)
	___________	___________	___________
TOTAL OPERATING SEGMENTS	5,972	5,887	5,657	+6
	___________	___________	___________
Corporate:
Interest income/(expense)	0	51	(70)
Currency exchange gains/(losses)	112	(145)	(40)
Other - including taxation	118	(73)	(7)
	___________	___________	___________
	230	(167)	(117)
	___________	___________	___________

Minority interest	(114)	(279)	(85)
	___________	___________	___________

CCS EARNINGS	6,088	5,441	5,455	+12
	___________	___________	___________

CCS adjustment for Oil Products and Chemicals	805	(1,073)	1,220
	___________	___________	___________
Income attributable to shareholders	6,893	4,368	6,675	+3
	___________	___________	___________

[1] Q1 on Q1 change

Summarised balance sheet (see notes 1 and 6)

	$ million
	Mar 31	Dec 31	Mar 31
	2006	2005	2005
ASSETS
Non-current assets:
Intangible assets	4,444	4,350	4,428
Property, plant and equipment	88,537	87,558	85,779
Investments:
equity accounted investments	18,153	16,905	18,763
financial assets	3,929	3,672	3,704
Deferred tax	2,393	2,562	2,775
Prepaid pension costs	2,742	2,486	2,250
Other	4,667	4,091	6,206
	___________	___________	___________
	124,865	121,624	123,905
	___________	___________	___________
Current assets:
Inventories	21,600	19,776	17,517
Accounts receivable	60,801	66,386	45,153
Cash and cash equivalents	12,767	11,730	10,082
	___________	___________	___________
	95,168	97,892	72,752
	___________	___________	___________
	___________	___________	___________
TOTAL ASSETS	220,033	219,516	196,657
	___________	___________	___________
LIABILITIES
Non-current liabilities:
Debt	7,347	7,578	8,000
Deferred tax	11,061	10,763	12,625
Retirement benefit obligations	5,926	5,807	6,358
Other provisions	7,708	7,385	6,821
Other	4,550	5,095	5,788
	___________	___________	___________
	36,592	36,628	39,592
	___________	___________	___________
Current liabilities:
Debt	5,185	5,338	5,718
Accounts payable and accrued liabilities	62,350	69,013	45,820
Taxes payable	11,047	8,782	11,228
Retirement benefit obligations	289	282	308
Other provisions	1,599	1,549	1,576
	___________	___________	___________
	80,470	84,964	64,650
	___________	___________	___________
	___________	___________	___________
TOTAL LIABILITIES	117,062	121,592	104,242
	___________	___________	___________

Equity attributable to Shareholders	95,501	90,924	86,738

Minority interest	7,470	7,000	5,677
	___________	___________	___________
TOTAL EQUITY	102,971	97,924	92,415
	___________	___________	___________

	___________	___________	___________
TOTAL LIABILITIES AND EQUITY	220,033	219,516	196,657
	___________	___________	___________

Summarised statement of cash flows (see notes 1 and 7)

	$ million
	Q1	Q4	Q1
	2006	2005	2005

CASH FLOW FROM OPERATING ACTIVITIES:
Income for the period	7,016	4,603	6,806
Adjustment for:
Current taxation	5,015	4,490	4,311
Interest (income)/expense	232	148	160
Depreciation, depletion and amortisation	2,812	2,787	3,155
(Profit)/loss on sale of assets	(185)	(210)	(558)
Decrease/(increase) in net working capital	(1,979)	3,295	(1,551)
Share of profit of equity accounted investments	(1,823)	(1,389)	(1,359)
Dividends received from equity accounted investments	1,060	1,441	992
Deferred taxation and other provisions	578	(869)	(392)
Other	(507)	833	303
	___________	___________	___________
Cash flow from operating activities (pre-tax)	12,219	15,129	11,867
	___________	___________	___________
Taxation paid	(4,395)	(6,664)	(3,187)
	___________	___________	___________
Cash flow from operating activities	7,824	8,465	8,680
	___________	___________	___________

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditure	(3,819)	(5,447)	(2,934)
Investments in equity accounted investments	(231)	(138)	(188)
Proceeds from sale of assets	506	396	1,008
Proceeds from sale of equity accounted investments	8	211	50
Proceeds from sale of / Additions to financial assets	(40)	(1)	(24)
Interest received	234	245	190
	___________	___________	___________
Cash flow from investing activities	(3,342)	(4,734)	(1,898)
	___________	___________	___________

CASH FLOW FROM FINANCING ACTIVITIES:
Net increase/(decrease) in debt	(345)	(1,861)	(725)
Interest paid	(361)	(311)	(254)
Change in minority interest	360	250	351
Net issue/(repurchase) of shares	(1,344)	(2,551)	(500)
Dividends paid to:
Shareholders of Royal Dutch Shell plc	(1,838)	(1,869)	(4,776)
Minority interest	(44)	(58)	(47)
Payments to former Royal Dutch shareholders	-	(1,651)	-
Treasury shares:
net sales/(purchases) and dividends received	91	52	143
	___________	___________	___________
Cash flow from financing activities	(3,481)	(7,999)	(5,808)
	___________	___________	___________

Currency translation differences relating to cash and cash equivalents	36	-	(93)
	___________	___________	___________
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	1,037	(4,268)	881
	___________	___________	___________

Cash and cash equivalents at beginning of period	11,730	15,998	9,201

Cash and cash equivalents at end of period	12,767	11,730	10,082

Operational data - Upstream

	Q1	Q4	Q1
	2006	2005	2005%[1]

CRUDE OIL PRODUCTION	thousand b/d

Europe	531	510	571
Africa	336	370	379
Asia Pacific	232	227	232
Middle East, Russia, CIS	408	455	392
USA	291	243	400
Other Western Hemisphere	91	75	92
	___________	___________	___________
Total crude oil production excluding oil sands	1,889	1,880	2,066
Production from oil sands	77	106	78
	___________	___________	___________
Total crude oil production including oil sands	1,966	1,986	2,144	-8
	___________	___________	___________

NATURAL GAS PRODUCTION AVAILABLE FOR SALE	million scf/d [2]

Europe	5,447	4,266	4,951
Africa	444	397	387
Asia Pacific	2,488	2,436	2,369
Middle East, Russia, CIS	320	255	272
USA	1,117	919	1,385
Other Western Hemisphere	508	511	511
	___________	___________	___________
	10,324	8,784	9,875	+5
	___________	___________	___________

TOTAL PRODUCTION IN BARRELS OF OIL EQUIVALENT	thousand boe/d [3]

Europe	1,470	1,246	1,425
Africa	413	438	446
Asia Pacific	660	647	640
Middle East, Russia, CIS	463	499	439
USA	484	401	639
Other Western Hemisphere	179	163	180
	___________	___________	___________
Total barrels of oil equivalent excluding oil sands	3,669	3,394	3,769
Oil sands	77	106	78
	___________	___________	___________
Total barrels of oil equivalent including oil sands	3,746	3,500	3,847	-3
	___________	___________	___________

1 Q1 on Q1 change
[2] scf/d = standard cubic feet per day; 1 standard cubic feet = 0.0283 m3
[3] Natural gas converted to oil equivalent at 5.8 million scf/d = thousand boe/d

Operational data - Upstream (continued)

	Q1	Q4	Q1
	2006	2005	2005%[1]

LIQUEFIED NATURAL GAS (LNG)	million tonnes

Equity LNG sales volume	3.00	2.81	2.88	+4

Realised Oil Prices	$/bbl
World outside USA	57.67	52.74	43.85
USA	55.16	53.10	43.78
Global	57.39	52.77	43.84

Realised Gas Prices	$/thousand scf
Europe	7.08	5.73	5.12
World outside USA (including Europe)	4.76	4.47	3.65
USA	9.56	12.40	6.83
Global	5.64	5.78	4.33

1 Q1 on Q1 change

Operational data - Downstream

	Q1	Q4	Q1
	2006	2005	2005%[1]

REFINERY PROCESSING INTAKE	thousand b/d
Europe	1,742	1,861	1,805
Other Eastern Hemisphere	813	847	868
USA	948	916	1,000
Other Western Hemisphere	359	354	384
	_________	_________	_________
	3,862	3,978	4,057	-5
	_________	_________	_________
OIL SALES
Gasolines	2,148	2,271	2,532
Kerosines	732	791	842
Gas/Diesel oils	2,196	2,154	2,443
Fuel oil	808	814	906
Other products	641	665	741
	_________	_________	_________
Total oil products*[2]	6,525	6,695	7,464	See [2]
Crude oil[2]	2,493	2,404	4,427
	_________	_________	_________
Total oil sales[2]	9,018	9,099	11,891	See [2]
	_________	_________	_________
*comprising
Europe	2,021	2,119	2,127
Other Eastern Hemisphere	1,216	1,219	1,229
USA	1,477	1,551	2,416
Other Western Hemisphere	666	714	698
Export sales	1,145	1,092	994

CHEMICAL SALES VOLUMES BY MAIN PRODUCT CATEGORY[3]**	thousand tonnes
Base chemicals	3,714	3,455	3,513
First line derivatives	2,215	2,154	2,307
Other	12	120	41
	_________	_________	_________
	5,941	5,729	5,861	+1
	_________	_________	_________
**comprising
Europe	2,463	2,506	2,577
Other Eastern Hemisphere	1,444	1,362	1,321
USA	1,880	1,693	1,786
Other Western Hemisphere	154	168	177

CHEMICAL REVENUES[4]	$ million
Europe	2,312	2,271	2,388
Other Eastern Hemisphere	1,241	1,177	1,236
USA	1,761	1,703	1,719
Other Western Hemisphere	178	192	189
	_________	_________	_________
	5,492	5,343	5,532	-1
By-products	857	730	751
	_________	_________	_________
	6,349	6,073	6,283	+1
	_________	_________	_________
[1] Q1 on Q1 change

[2] Certain contracts are classified as held for trading purposes and reported net rather than gross with effect from Q3 2005. The effect in Q3 2005 is a reduction in total oil products sales of approximately 850 thousand b/d and a reduction on Crude oil sales of 2,000 thousand b/d; in Q4 2005 820 thousand b/d and 1,490 thousand b/d respectively and in Q1 2006 890 thousand b/d and 1,720 thousand b/d respectively.

[3] Excluding volumes sold by equity accounted investments, chemical feedstock trading and by-products.
[4] Excluding revenues from equity accounted investments and chemical feedstock trading.

Capital investment

	$ million
	Q1	Q4	Q1
	2006	2005	2005
Capital expenditure:
Exploration & Production:
World outside USA	2,500	3,271	1,882
USA	312	450	230
	___________	___________	___________
	2,812	3,721	2,112
	___________	___________	___________
Gas & Power:
World outside USA	392	440	330
USA	1	2	1
	___________	___________	___________
	393	442	331
	___________	___________	___________
Oil Products:
Refining:
World outside USA	242	359	148
USA	61	119	42
	___________	___________	___________
	303	478	190
	___________	___________	___________
Marketing:
World outside USA	189	554	133
USA	18	77	32
	___________	___________	___________
	207	631	165
	___________	___________	___________
Chemicals:
World outside USA	36	48	23
USA	50	44	57
	___________	___________	___________
	86	92	80
	___________	___________	___________

Other segments	21	95	56
	___________	___________	___________
TOTAL CAPITAL EXPENDITURE	3,822	5,459	2,934
	___________	___________	___________
Exploration expense:
World outside USA	114	215	92
USA	63	143	26
	___________	___________	___________
	177	358	118
	___________	___________	___________
New equity in equity accounted investments:
World outside USA	64	95	58
USA	5	2	1
	___________	___________	___________
	69	97	59
	___________	___________	___________
New loans to equity accounted investments	162	42	129
	___________	___________	___________
TOTAL CAPITAL INVESTMENT*	4,230	5,956	3,240
	___________	___________	___________
*comprising
Exploration & Production	3,167	4,144	2,355
Gas & Power	396	457	336
Oil Products	518	1,127	354
Chemicals	128	118	138
Other segments	21	110	57
	___________	___________	___________
	4,230	5,956	3,240
	___________	___________	___________

Notes

NOTE 1. Accounting policies and basis of presentation

The quarterly financial statements, including comparative data, are prepared in accordance with International Financial Reporting Standards (IFRS) and the financial statements are also in accordance with IFRS as adopted by the European Union.

The Group's accounting policies are unchanged from those set out in Note 3 to the Consolidated Financial Statements of Royal Dutch Shell plc in the Annual Report and Form 20-F for the year ended December 31, 2005 on pages 110 to 113.

In the third quarter 2005, under the Unification Transaction, Royal Dutch Shell plc became the Parent Company of Royal Dutch Petroleum Company (Royal Dutch) and The ‘‘Shell’’ Transport and Trading Company, p.l.c. (Shell Transport) by acquiring all outstanding shares of Shell Transport and approximately 98.5% of the outstanding shares of Royal Dutch.

The comparative periods represent information for Royal Dutch Shell as if it acquired 100% of Royal Dutch and Shell Transport. For financial reporting purposes, the 1.5% minority holders in Royal Dutch were shown in the Royal Dutch Shell consolidated financial statements as a minority interest in Royal Dutch Shell from August 10, 2005, as prior to that time those holders had a right to participate in the Exchange Offer and receive Royal Dutch Shell shares.

The minority in Royal Dutch ceased to exist as of December 21, 2005 as a result of the merger of Royal Dutch and Shell Petroleum NV.

These Financial Statements give retroactive effect for all periods presented prior to the Unification Transaction, which has been accounted for using a carry-over basis of the historical costs of the assets and liabilities of Royal Dutch, Shell Transport and other companies comprising the Royal Dutch/Shell Group of Companies. The interest of the minority shareholders in Royal Dutch was accounted for using a carry-over basis of the historical costs of its consolidated assets and liabilities.

NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis

To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products and Chemicals segment earnings. Earnings on an estimated current cost of supplies basis provide useful information concerning the effect of changes in the cost of supplies on Royal Dutch Shell’s results of operations and is a measure to manage the performance of the Oil Products and Chemicals segments but is not a measure of financial performance under IFRS.

On this basis, Oil Products and Chemicals segment cost of sales of the volumes sold during the period is based on the cost of supplies during the same period after making allowance for the estimated tax effect, instead of use of the first-in, first-out (FIFO) method of inventory accounting. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory draw down effects.

NOTE 3. Discontinued operations

Income/(loss) from discontinued operations, which comprises gains and losses on disposals and results of operations for the period, is provided in the statement of income in accordance with IFRS for separate major lines of business or geographical area of operations.

Earnings by industry segment relating to discontinued operations, included within the segment earnings on page 10, are as follows:

$ million	QUARTER
	Q1	Q4	Q1
	2006	2005	2005

Chemicals	-	-	(214)

Income/(loss) from discontinued operations	-	-	(214)

Basic earnings per share for the first quarter 2006 for discontinued operations were nil.

NOTE 4. Return on average capital employed (ROACE)

ROACE on an income basis is the sum of the current and previous three quarters’ income attributable to shareholders plus interest, less tax and minority interest as a percentage of the average of Royal Dutch Shell’s share of closing capital employed and the opening capital employed a year earlier. The tax rate and the minority interest components are derived from calculations at the published segment level.

Components of the calculation ($ million):

	Q1 2006	Q1 2005
Income attributable to shareholders (four quarters)	25,529	20,515
Royal Dutch Shell share of interest expense after tax	576	751
ROACE numerator	26,105	21,266
Royal Dutch Shell share of capital employed – opening	99,613	92,140
Royal Dutch Shell share of capital employed – closing	107,124	99,613
Royal Dutch Shell share of capital employed – average	103,369	95,877

ROACE	25.3%	22.2%

NOTE 5. Earnings by industry segment

Operating segment results are before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment. Operating segment results are after tax and include equity accounted investments. Segment results in accordance with International Accounting Standard 14 “Segment Reporting” will be disclosed in Royal Dutch Shell’s 2006 Annual Report and Form 20-F, with a reconciliation to the basis as presented here.

NOTE 6. Equity

Total equity comprises equity attributable to shareholders of Royal Dutch Shell and to the minority interest. Other reserves comprises capital redemption reserve, share premium reserve, merger reserve, share-based compensation reserve, cumulative currency translation differences, unrealised gains/(losses) on securities and unrealised gains/(losses) on cash flow hedges.

	Ordinary share capital	Treasury shares	Other reserves	Retained earnings	Total	Minority interest	Total equity
At January 1, 2006	571	(3,809)	3,584	90,578	90,924	7,000	97,924
Income for the period	-	-	-	6,893	6,893	123	7,016
Income/(expense) recognised directly in equity	-	-	703	-	703	26	729
Capital contributions from minority shareholders	-	-	-	-	-	365	365
Dividends paid	-	-	-	(1,838)	(1,838)	(44)	(1,882)
Treasury shares: net sales/(purchases) and dividends received	-	91	-	-	91	-	91
Effect of Unification	-	-	154	-	154	-	154
Shares repurchased for cancellation	(9)	-	9	(1,498)	(1,498)	-	(1,498)
Share-based compensation	-	-	72	-	72	-	72
At March 31, 2006	562	(3,718)	4,522	94,135	95,501	7,470	102,971

	Ordinary share capital	Preference share capital	Treasury shares	Other reserves	Retained earnings	Total	Minority interest	Total equity
At January 1, 2005	584	20	(4,187)	8,865	80,788	86,070	5,313	91,383
IAS 32/39 transition	-	(20)	-	823	(7)	796	-	796
Income for the period	-	-	-	-	6,675	6,675	131	6,806
Income/(expense) recognised directly in equity	-	-	-	(1,712)	-	(1,712)	74	(1,638)
Capital contributions from minority shareholders	-	-	-	-	-	-	206	206
Dividends paid	-	-	-	-	(4,776)	(4,776)	(47)	(4,823)
Treasury shares: net sales/(purchases) and dividends received	-	-	143	-	-	143	-	143
Shares repurchased for cancellation	(1)	-	-	-	(500)	(501)	-	(501)
Share-based compensation	-	-	-	43	-	43	-	43
At March 31, 2005	583	-	(4,044)	8,019	82,180	86,738	5,677	92,415

NOTE 7. Statement of cash flows

This statement reflects cash flows of Royal Dutch Shell and its subsidiaries as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore exclude currency translation differences except for those arising on cash and cash equivalents.

Cash from operating activities excluding net working capital movements, current taxation and taxation paid is calculated using the following line items from the cash flow statement:

$ million	QUARTER
	Q1	Q4	Q1
	2006	2005	2005
Cash flow from operating activities	7,824	8,465	8,680
Current taxation	(5,015)	(4,490)	(4,311)
Increase/(decrease) in net working capital	1,979	(3,295)	1,551
Taxation paid	4,395	6,664	3,187
	___________	___________	___________
	9,183	7,344	9,107
	___________	___________	___________

NOTE 8. Earnings per Royal Dutch Shell share

The total number of Royal Dutch Shell shares in issue at the end of the period was 6,652.6 million. Royal Dutch Shell reports earnings per share on a basic and on a diluted basis, based on the weighted average number of Royal Dutch Shell (combined A and B) shares outstanding. Shares held in respect of share options and other incentive compensation plans are deducted in determining basic earnings per share. Basic earnings per share calculations are based on the following weighted average number of shares (millions):

	Q1	Q4	Q1
	2006	2005	2005
Royal Dutch Shell shares of €0.07	6,509.8	6,563.7	6,733.9

 Diluted earnings per share calculations are based on the following weighted average number of shares (millions). This adjusts the basic number of shares for all stock options currently in-the-money.

	Q1	Q4	Q1
	2006	2005	2005
Royal Dutch Shell shares of €0.07	6,535.3	6,586.4	6,751.7

Basic shares at the end of the following periods are (millions):

	Q1	Q4	Q1
	2006	2005	2005
Royal Dutch Shell shares of €0.07	6,485.4	6,525.1	6,724.7

One (1) American Depository Receipt (ADR) is equal to two (2) Royal Dutch Shell shares.

Appendix 2: Market Commentary

The average of Brent crude prices in the first quarter was $61.80 per barrel compared with $47.70 in the same quarter a year ago. WTI prices averaged $63.30 per barrel compared with $49.90 a year ago.

In the first quarter of 2006, industry refining margins averaged $12.50, $13.00, $2.35 and $1.20 per barrel in US Gulf Coast, US West Coast, Rotterdam, and Singapore, compared to $8.05, $14.25, $2.50 and $2.55 per barrel in the same period last year. The margin differential between heavy and light crude in the USGC narrowed in the first quarter with a smaller heavy crude price discount.

Petrochemicals trading conditions in the first quarter were dominated by continuing high and volatile feedstock prices. Chemicals product prices also came under pressure as a result of the market anticipation of significant new capacity coming onstream, mainly in China and in the Middle East.

Industry cracker margins in Europe decreased from last quarter and were substantially lower relative to last year. Margins came under pressure from higher feedstock cost. In the USA, industry ethane cracker margins improved from last quarter despite the decline in ethylene prices mainly due to a substantial decrease in ethane feedstock cost as natural gas prices declined and traded at an average of some $20 per barrel discount to oil on an equivalent basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of1934, the registrant has duly caused this report to be signed on its behalf bythe undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 4 May 2006